UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 17, 2010

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 14, 2010, entitled “SIMON MURRAY TO RETIRE FROM VODAFONE BOARD”.

14 May 2010

SIMON MURRAY TO RETIRE FROM VODAFONE BOARD

Vodafone Group Plc (“Vodafone”) announces today that Simon Murray, a non-executive Director since July 2007, has notified the company of his intention to step down from Vodafone’s Board after the company’s annual general meeting (“AGM”) on 27 July 2010. Therefore he will not be seeking re-election at the AGM and will retire from the Board at the conclusion of the AGM.

Sir John Bond, Chairman of Vodafone, commented “Simon Murray’s considerable knowledge of mobile telecommunications and his entrepreneurial spirit, coupled with his vast experience of the Asia-Pacific region, have been a great asset to the Board. We shall miss his wise counsel and extensive knowledge of the business world.”

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For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 17, 2010	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary